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                                                                    EXHIBIT 23.1


             INDEPENDENT AUDITORS' CONSENT AND REPORT ON SCHEDULES

The Board of Directors
Fidelity National Financial, Inc.:


     The audits referred to in our report dated June 19, 1998, included the related financial statement schedules as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits. In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

     We consent to the use of our reports included herein.



                                        KPMG PEAT MARWICK LLP


Los Angeles, California
June 24, 1998